

July 2, 2012

<u>**Via Email**</u>
Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, 9th Floor
New York, NY 10017

Re: Cryo-Cell International, Inc.
Additional Soliciting Materials filed on Schedule 14A
Filed on June 26, 2012 by Ki Yong Choi
Additional Soliciting Materials filed on Schedule 14A
Filed on June 27, 2012 by Ki Yong Choi
Additional Soliciting Materials filed on Schedule 14A
Filed on June 28, 2012
File No. 0-23386

Dear Mr. Friedmann:

We have reviewed your filings and have the following comments.

General

1.   Going forward, please revise the facing page of your Schedule 14As to indicate that each
Schedule 14A filing is being made by each of the participants.

Additional Soliciting Materials filed June 27, 2012 on Schedule 14A

General

2.   We remind you of prior comment 6 of our June 13, 2012 letter. Support for each
statement or assertion of opinion or belief must be self-evident, disclosed in the proxy
materials or provided to the staff on a supplemental basis. We note the following
statements made without sufficient support:

- "'Performance awards' provide for an additional 600,000 options based on 'targets'
that appear easily achievable." (emphasis added) (page 6 and similar statements in
the additional soliciting materials filed June 26, 2012)
- "Assuming constant operating performance, the buy-back program, by itself, could
help achieve the 'per share' performance targets." (page 13)

- Mr. Weinhouse "lead expansion of operations into Mexico, Panama, Venezuela, Ecuador, Guatemala, Costa Rica, Peru, Chile, Argentina, Brazil and Denmark, as well as build-out of a joint venture cord blood laboratory in Panama." (page 22).

Operating expenses are increasing…, page 11

3. We note that the graph here shows adjusted SG&A expense as a percentage of total revenue. Metrics or statistics should be readily understandable and, where necessary, accompanied by appropriate explanation to provide context. For example, you should explain how the adjusted SG&A expense figures used differ from SG&A expense reported in the company's periodic reports and the effect, if any, on the ultimate figures presented. As another example, the graph on page 9 should specify the period used to calculate the average daily trading volume "[p]rior to the Portnoy Group."

Corporate Governance Concerns, page 12

4. We remind you of prior comment 9 of our June 21, 2012 letter. If you choose to highlight the reimbursement by the Board of proxy contest expenditures, your disclosure should acknowledge that you also intend, if elected, to obtain reimbursement for expenditures you incur in the current proxy contest.

Unqualified Portnoy Nominees, page 17

5. The chart here indicates that four of the six Portnoy nominees have no related industry experience and all six nominees have no public company experience. We note, however, that each of the nominees currently serves as a director of Cryo-Cell. Please revise accordingly in future soliciting materials.

Our Nominees, page 22

6. We remind you of prior comment 6 of our June 21, 2012 letter. Each statement or assertion of opinion or belief must be clearly characterized as such and a reasonable factual basis must exist for each such opinion or belief. To the extent you retain the following statements in future soliciting materials, please characterize them as opinions or beliefs.

- "Mr. Choi has a clear understanding of business planning and operations, extensive experience in business management, and business development.
- "Mr. Choi brings to the Board a broad spectrum of business know-how and strategic planning experience"
- "Mr. Weinhouse brings to the Board a broad spectrum of business know-how…"

7. Refer to slide 29 in which you assert that "[y]our independent nominees have the right combination of experience and qualification to create shareholder value…" Please

refrain from making similar statements of opinion in future filings or implying that voting for your nominees will assure the creation of shareholder value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions